Exhibit 12-A

TECH DATA CORPORATION AND SUBSIDIARIES

STATEMENT OF COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Nine Months Ended October 31,		Fiscal Year Ended January 31,
	2016	2015	2016	2015	2014	2013	2012
	(in thousands)
Earnings:
Income before income taxes, as reported	$167,938	$247,095	$382,418	$239,184	$204,309	$229,466	$272,311
Add fixed charges	31,054	16,564	25,813	39,748	40,481	46,806	57,964
Less: Preferred dividend requirements of majority-owned subsidiaries						(3,805)	(12,462)

Total earnings	$198,992	$263,659	$408,231	$278,932	$244,790	$272,467	$317,813

Fixed charges:
Interest expense	$21,364	$8,021	$14,488	$26,548	$26,606	$30,126	$31,377
Preferred dividend requirements of majority-owned subsidiaries						3,805	12,462
Interest component of rent expense	9,690	8,543	11,325	13,200	13,875	12,875	14,125

Total fixed charges	$31,054	$16,564	$25,813	$39,748	$40,481	$46,806	$57,964

Ratio of earnings to fixed charges	6.41	15.92	15.81	7.02	6.05	5.82	5.48

For purposes of this computation, “earnings” represents pre-tax income from continuing operations before adjustment for noncontrolling interest in consolidated subsidiaries and income or loss from equity investees plus fixed charges, less the preferred dividend requirements of majority-owned subsidiaries. “Fixed charges” consist of interest expensed on all indebtedness and other liabilities plus amortization of deferred costs of financing, accretion of debt discount, the estimated interest component of lease rental expense, and the preferred dividend requirements of majority-owned subsidiaries.